Exhibit 2.1

CERTIFICATE OF FORMATION

OF

AGENTIQ SPORTS 1 SERIES LLC

THE UNDERSIGNED, for the purpose of forming a limited liability company under the provisions and subject to the requirements of the Delaware Limited Liability Company Act, Chapter 18, Title 6 of the Delaware Code, as amended, does hereby certify as follows:

1. Name. The name of the limited liability company formed hereby is Agentiq Sports 1 Series LLC (the “Company”).

2. Registered Office and Agent. The registered office of the Company in the State of Delaware is located at 108 W. 13th Street, Suite 100, Wilmington, DE 19801, New Castle County. The name of the registered agent at such address upon whom process against the Company may be served is Vcorp Agent Services, Inc.

3. Series. The Company may establish one or more designated series of members, managers, limited liability company interests or assets. Any such series may have separate rights, powers or duties with respect to specified property or obligations of the Company or profits and losses associated with specified property or obligations, and any such series may have a separate business purpose or investment objective. Notice is hereby given that the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable against the assets of such series only, and not against the assets of the Company generally or any other series thereof, and, unless otherwise provided in the limited liability company agreement of the Company, none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the Company generally or any other series thereof shall be enforceable against the assets of such series.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 3rd day of November 2025.

By:	/s/ Zach Kurtz
Name:	Zach Kurtz
Title:	Authorized Person